Proposed issue of securities

Exhibit 99.3

Announcement Summary

Entity name

NOVONIX LIMITED

Announcement Type

New announcement

Date of this announcement

7/6/2023

The Proposed issue is:

A placement or other type of issue

Total number of +securities proposed to be issued for a placement or other type of issue

ASX +security code	+Security description	Maximum Number of +securities to be issued
New class-code to be confirmed	Convertible notes	45,351,474

Proposed +issue date

21/6/2023

Refer to next page for full details of the announcement

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Proposed issue of securities

Part 1 - Entity and announcement details

1.1
Name of +Entity

NOVONIX LIMITED

We (the entity named above) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules.

If the +securities are being offered under a +disclosure document or +PDS and are intended to be quoted on ASX, we also apply for quotation of all of the +securities that may be issued under the +disclosure document or +PDS on the terms set out in Appendix 2A of the ASX Listing Rules (on the understanding that once the final number of +securities issued under the +disclosure document or +PDS is known, in accordance with Listing Rule 3.10.3C, we will complete and lodge with ASX an Appendix 2A online form notifying ASX of their issue and applying for their quotation).

1.2 Registered Number Type	Registration Number
ABN	54157690830

1.3
ASX issuer code

NVX

1.4
The announcement is

New announcement

1.5
Date of this announcement

7/6/2023

1.6
The Proposed issue is:

A placement or other type of issue

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Proposed issue of securities

Part 7 - Details of proposed placement or other issue

Part 7A - Conditions

7A.1 Do any external approvals need to be obtained or other conditions satisfied before the placement or other type of issue can proceed on an unconditional basis?

No

Part 7B - Issue details

Is the proposed security a 'New class' (+securities in a class that is not yet quoted or recorded by ASX) or an 'Existing class' (additional securities in a class that is already quoted or recorded by ASX)?

Will the proposed issue of this +security include an offer of attaching +securities? No
New class

Details of +securities proposed to be issued

ISIN Code (if Issuer is a foreign company and +securities are non CDIs)

Have you received confirmation from ASX that the terms of the proposed +securities are appropriate and equitable under listing rule 6.1? No	Will the entity be seeking quotation of the 'new' class of +securities on ASX? No

ASX +security code	+Security description

New class-code to be confirmed	Convertible notes

+Security type

+Convertible debt securities

Number of +securities proposed to be issued

45,351,474

Offer price details

Are the +securities proposed to be issued being issued for a cash consideration?

Yes

In what currency is the cash consideration being paid?	What is the issue price per +security?
AUD - Australian Dollar	AUD 1.00000

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

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Proposed issue of securities

+Convertible debt securities details

These securities are:	Type of security
Convertible	Convertible note or bond

+Security currency	Face value
AUD - Australian Dollar	AUD 1.0000

Interest rate type

Fixed rate

Frequency of coupon/interest payments per year

No coupon/interest payments

s128F of the Income Tax Assessment Act status applicable to the +security

Not applicable

Is the +security perpetual (ie. no maturity date)?	Maturity date
No	7/6/2028

Select other features applicable to the +security Redeemable

Is there a first trigger date on which a right of conversion, redemption, call or put can be exercised (whichever is first)? No

Details of the type of +security that will be issued if the securities are converted, transformed or exchanged

NVX : ORDINARY FULLY PAID

Number of +securities that will be issued if the +securities are converted, transformed or exchanged (including, if applicable, any interest)

88,510,426 shares (assuming convertible notes converted at maturity, in which case interest is capitalised).

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities proposed to be issued or provide the information by separate announcement.

Information provided in ASX announcement "NOVONIX and LG Energy Solution Enter into a JDA for Artificial Graphite Anode Material and a US$30 Million Investment Agreement" on 7 June 2023. A cleansing notice will be issued on the date of issue of securities which will include further terms of the convertible notes.

Part 7C - Timetable

7C.1 Proposed +issue date

21/6/2023

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Proposed issue of securities

Part 7D - Listing Rule requirements

7D.1 Has the entity obtained, or is it obtaining, +security holder approval for the entire issue under listing rule 7.1?

No

7D.1b Are any of the +securities proposed to be issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1?

Yes

7D.1b ( i ) How many +securities are proposed to be issued without security holder approval using the entity's 15% placement capacity under listing rule 7.1?

45,351,474 convertible notes

7D.1c Are any of the +securities proposed to be issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)?

No

7D.2 Is a party referred to in listing rule 10.11 participating in the proposed issue?

No

7D.3 Will any of the +securities to be issued be +restricted securities for the purposes of the listing rules?

No

7D.4 Will any of the +securities to be issued be subject to +voluntary escrow?

No

Part 7E - Fees and expenses

7E.1 Will there be a lead manager or broker to the proposed issue?

No

7E.2 Is the proposed issue to be underwritten?

No

7E.4 Details of any other material fees or costs to be incurred by the entity in connection with the proposed issue

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Proposed issue of securities

Part 7F - Further Information

7F.01 The purpose(s) for which the entity is issuing the securities

NOVONIX plans to utilize the proceeds for continued development of anode materials, operational needs and general corporate purposes.

7F.1 Will the entity be changing its dividend/distribution policy if the proposed issue proceeds?

No

7F.2 Any other information the entity wishes to provide about the proposed issue

The convertible notes will mandatorily convert into ordinary shares upon acceptance of the first purchase order under the purchase agreement (referred to in ASX announcement dated 7 June 2023), although LGES may elect to convert some or all of the notes prior to such time. No interest would be payable on the notes in these circumstances.

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